 Exhibit 16.1

October 18, 2013

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for TechPrecision Corporation (the Company) and, under the date of August 16, 2013, we reported on the consolidated financial statements of the Company as of and for the years ended March 31, 2013 and 2012. On October 14, 2013, we declined to stand for reelection. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated October 18, 2013, and agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the fifth and sixth paragraphs and the last two sentences in the seventh paragraph.

Very truly yours,